VEON names joint Chief Operating Officers Amsterdam, 28 October 2019 – VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading global provider of connectivity and digital services, today announces the appointment of Kaan Terzioğlu and Sergi Herrero as joint Chief Operating Officers of the VEON Group. Sergi joined VEON on September 1st 2019 from Facebook and Kaan will join on November 1st 2019. Commenting on the appointments, Ursula Burns, VEON’s Chairman and CEO, said: “The pairing of Kaan and Sergi creates a formidable combination for VEON with each bringing complementary skills and experience. Together they will work to accelerate the delivery of our strategy and reflect the continued strengthening of our senior leadership team.” Kaan joins as a member of VEON’s Group Executive Committee and reports to the Chairman and CEO, Ursula Burns, and will focus on executing the transformation of the core connectivity business. Sergi will continue as Chief Operating Officer, focused on developing new revenue streams and is a member of the Group Executive Committee. As Co-COOs, Kaan and Sergi will jointly drive the growth agenda of accelerating VEON’s core connectivity business while developing new high growth adjacent digital revenues and venture businesses. Kjell Johnsen, the current Group Chief Operating Officer, will step down from his position on November 1st 2019 but will continue to support the group as an adviser. Ursula Burns said: “I’d like to thank Kjell for his positive impact over the past several years, firstly as the CEO of Beeline Russia and Chairman of Wind Italy and most recently as Group COO. I look forward to continuing to work with Kjell in his role as an adviser and wish him the best in his new endeavours.” Notes to editors Kaan Terzioğlu Kaan Terzioğlu served as Turkcell’s Chief Executive Officer from April 2015 until March 2019. While there, he led the company’s successful transformation. Before joining Turkcell, Kaan held global managerial roles at Cisco and Arthur Andersen, working across Europe and the United States. He previously served on the GSMA Board, GSMA Foundation Board and the Advisory Board of the World Economic Forum’s Center for the Fourth Industrial Revolution. Sergi Herrero Before joining VEON in September this year, Sergi Herrero was Facebook’s Global Director of Payments and Commerce Partnerships, where he oversaw the launch and growth of payment and commerce capabilities for Messenger, WhatsApp and Instagram. He has also led the deployment of Charitable Giving, the scaling and optimisation of the Facebook Ads payments business and drove the expansion of the platform’s global marketplace. Before joining Facebook in 2014, he held several senior roles in technology, banking and consulting.

About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, headquartered in Amsterdam. Our vision is to empower customer ambitions through technology, acting as a digital concierge to guide their choices and connect them with resources that match their needs. For more information visit: http://www.veon.com Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, "inside information" as defined under the Market Abuse Regulation (EU) No. 596/2014. VEON contacts Communications Investor Relations Kieran Toohey Nik Kershaw pr@veon.com ir@veon.com Tel: +31 20 79 77 200 Tel: +31 20 79 77 200